Exhibit 99.1

Abcam Confirms Dr. Jonathan Milner has Withdrawn EGM Requisition Notice and Related Resolutions

Shareholders are encouraged not to attend or submit voting instructions or proxies related to the EGM

CAMBRIDGE, England and WALTHAM, Mass., June 28, 2023 – Abcam plc (“Abcam,” “Company,” “Group”) (Nasdaq: ABCM), a global leader in the supply of life science research tools, today confirmed that it has received a letter of undertaking from Dr. Jonathan Milner withdrawing his notice dated May 30, 2023 (the “Requisition Notice”) which required the Company to call an Extraordinary General Meeting of its shareholders (the “EGM”) to consider certain resolutions proposed by him (the “Resolutions”).

In light of this letter from Dr. Jonathan Milner and the withdrawal of the Requisition Notice, in accordance with English law, a motion withdrawing the Resolutions will be presented at the EGM, which is scheduled to be held at 2.00 p.m. (BST) || 9:00am (EDT) on July 12, 2023. Shareholders are encouraged not to attend, not to submit voting instructions or proxies for, and not take any other action in relation to the EGM.

Abcam issued the following statement:

The Abcam Board and management team appreciate the constructive discussions we have had with our shareholders and will continue to maintain an ongoing dialogue. Our Board remains focused on our recently announced process to explore strategic alternatives for the Company, which will evaluate a broad range of options to maximize shareholder value, including a potential sale of the Company.

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays, and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers’ uses Abcam’s antibodies, reagents, biomarkers, and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Select Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbour provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Any express or implied statements contained in this announcement that are not statements of historical fact, including statements regarding the upcoming EGM, are forward-looking statements, and are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: challenges in implementing our strategies for revenue growth in light of competitive challenges; the development of new products or the enhancement of existing products, and the need to adapt to significant technological changes or respond to the introduction of new products by competitors to remain competitive; our customers discontinuing or spending less on research, development, production or other scientific endeavors; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; the ongoing COVID-19 pandemic, including variants, continues to affect our business, including impacts on our operations and supply chains; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; our products failing to satisfy applicable quality criteria, specifications and performance standards; failing to maintain and enhance our brand and reputation; ability to react to unfavorable geopolitical or economic changes that affect life science funding; failing to deliver on transformational growth projects; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; as a foreign private issuer, we are exempt from a number of rules under the US securities laws and Nasdaq corporate governance rules and are permitted to file less information with the US Securities and Exchange Commission (“SEC”) than US companies, which may limit the information available to holders of our ADSs; and other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended 31 December 2022, filed with the SEC on 20 March 2023, which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Abcam plc

Tommy Thomas, CPA

Vice President, Investor Relations

+1 617-577-4205

152 Grove Street, Building 1100

Waltham, MA 02453

Media enquiries

US: Joele Frank

+1 212-355-4449

Abcam-JF@joelefrank.com

UK and Europe: FTI

+44 (0)20-3727-1000

Abcam@fticonsulting.com